UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F/A

APPLICATION FOR DEREGISTRATION OF

CERTAIN REGISTERED INVESTMENT COMPANIES.

I. General Identifying Information

1. Reason fund is applying to deregister (check ONLY ONE):

[X]Merger

[	]	Liquidation
[	]	Abandonment of Registration

(Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.Name of fund: USAA ETF Trust

3.Securities and Exchange Commission File No.: 811-23271

4.Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ] Initial Application	[X ] Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

Victory Capital Management

4900 Tiedeman Road, 4th Floor

Brooklyn, OH 44144

6.Name, address, and telephone number of the individual the Commission staff should contact with any questions regarding this form:

Erin Wagner, Esq.

Deputy General Counsel

Victory Capital Management

4900 Tiedeman Road, 4th Floor

Brooklyn, OH 44144

(216)898-2526

7.Name, address, and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Erin Wagner, Esq.

Deputy General Counsel

Victory Capital Management 4900 Tiedeman Road, 4th Floor Brooklyn, OH 44144

(216) 898-2526

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

[X] Management company;
[  ] Unit investment trust; or

[  ] Face-amount certificate company.

9. Subclassification if the fund is a management company (check only one):

[X] Open-end	[ ] Closed-end

10.State law under which the fund was organized or formed (e.g., Delaware or Massachusetts): Delaware

11.Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:

USAA Asset Management Company

9800 Fredericksburg Road, A-3-W

San Antonio, Texas 78288

Subadvisers:

SSGA Funds Management, Inc.

One Lincoln Street

Boston, MA 02111

12.Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

USAA Investment Management Company

9800 Fredericksburg Road, A-3-W

San Antonio, Texas 78288

13.If the fund is a unit investment trust ("UIT") provide:

(a)Depositor's name(s) and address(es):

(b)Trustee's name(s) and address(es):

14.Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]Yes [ ] No

If Yes, state the date on which the board vote took place:

January 15, 2019

If No, explain:

(b)Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

April 18, 2019

If No, explain:

II.Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

These are tax free reorganizations of the six series of USAA ETF Trust (the "Funds"), a Delaware statutory trust, into corresponding "shell" series of Victory Portfolios II (the "Successor Funds"). Effective as of July 1, 2019, USAA ETF Trust transferred each Fund's assets and liabilities to the corresponding Successor Funds in exchange for shares of the Successor Funds. On that same date, each Fund distributed shares of the Successor Fund pro rata to its shareholders in liquidation of the Fund.

(b)Were the distributions made on the basis of net assets? [X] Yes [ ] No

(c)Were the distributions made PRO RATA based on share ownership? [X] Yes [ ] No

(d)If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[	]	Yes	[	]	No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17. Closed-end funds only:
Has the fund issued senior securities?
[	]	Yes	[	]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.Has the fund distributed ALL its assets to the fund's shareholders?

[X]Yes [ ] No

If No,

(a)How many shareholders does the fund have as of the date this form is filed? None

(b)Describe the relationship of each remaining shareholder to the fund:

19.Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See Question 18 above)

[ ] Yes [X] No

If Yes,

(a)Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)Why has the fund retained the remaining assets?

(c)Will the remaining assets be invested in securities?

[ ] Yes [ ] No

21.Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a)Describe the type and amount of each debt or other liability:

(b)How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

22.(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal Expenses:	$490,000
(ii)	Accounting Expenses:	$0
(iii)	Other expenses (list and identify separately):
	(a) Proxy (printing/postage/processing)	$21,491.16
	(b) State registration fees	$0
(iii)	Total expenses (sum of lines (i)-(iii) above):	$511,491.16

(b) How were those expenses allocated?

The expenses related to the reorganization set forth above were borne by USAA Asset Management Company ("AMCO") and Victory Capital Management Inc. ("VCM").

(c) Who paid those expenses?

As noted in subsection (b) above, all of the expenses related to the reorganization set forth above were borne by AMCO and VCM.

(d)How did the fund pay for unamortized expenses (if any)?

Not applicable

23.Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

26.(a) State the name of the fund surviving the Merger:

VictoryShares USAA MSCI USA Value Momentum ETF (formerly, USAA MSCI USA Value Momentum Blend Index ETF), VictoryShares USAA MSCI USA Small Cap Value Momentum ETF (formerly, USAA MSCI USA Small Cap Value Momentum Blend Index ETF), VictoryShares USAA MSCI International Value Momentum ETF (formerly, USAA MSCI International Value Momentum Blend Index ETF), VictoryShares USAA MSCI Emerging Markets Value Momentum ETF (formerly, USAA MSCI Emerging Markets Value Momentum Blend Index ETF), VictoryShares USAA Core Short-Term Bond ETF (formerly, USAA Core Short-Term Bond ETF), and VictoryShares USAA Core Intermediate-Term Bond ETF (formerly, USAA Core Intermediate-Term Bond ETF), each a series of Victory Portfolios II

(b) State the Investment Company Act file number of the fund surviving the Merger:

811- 22696

(c)If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used, and date the agreement was filed:

1933 File Act No. 333-229325

Form N-14

Filed January 22, 2019

(d)If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of USAA ETF Trust, (ii) he is the Treasurer of USAA ETF Trust and

(iii)all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N- 8F application are true to the best of his knowledge, information and belief.

August 10, 2020	/s/ James De Vries
Date	Name: James De Vries
Title: Treasurer